                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             THE MIDDLEBY CORPORATION
 ------------------------------------------------------------------------------
                                  (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  596278-10-1
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

     TIM FITZGERALD, 1400 TOASTMASTER DRIVE, ELGIN, IL 60120 (847) 741-3300
 ------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 25, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

-------------------------------------------------                     ----------------------------------------------
   CUSIP No.        596278-10-1                                       PAGE         2           OF         5
                                                                            -----------------      --------
-------------------------------------------------                     ----------------------------------------------

---------- ---------------------------------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           W. Fifield Whitman III

---------- ---------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                         (a) /  /

                                                                                                         (b) /x/

---------- ---------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                Not Applicable

---------- ---------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             /  /
---------- ---------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                          U.S.A.

---------- ---------------------------------------------------------------------------------------------------------
    NUMBER OF SHARES       7    SOLE VOTING POWER

      BENEFICIALLY

        OWNED BY                541,575

          EACH

       REPORTING

         PERSON

          WITH

                         -------------------------------------------------------------------------------------------
                           8    SHARED VOTING POWER

                                  -0-

                         -------------------------------------------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                 541,575

                         -------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                -0-

--------------------------------------------------------------------------------------------------------------------
11                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                541,575

--------------------------------------------------------------------------------------------------------------------
12                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*           / /


--------------------------------------------------------------------------------------------------------------------
13                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                5.33%

--------------------------------------------------------------------------------------------------------------------
14                              TYPE OF REPORTING PERSON *

                                IN

--------------------------------------------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  SECURITY AND ISSUER.

         The title and class of equity securities to which this amendment to statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Shares"), of The Middleby Corporation (the "Company"). The address of the principal executive offices of the Company is 1400 Toastmaster Drive, Elgin, IL 60120.

Item 2.  IDENTITY AND BACKGROUND.

         (a) Name: W. Fifield Whitman III, in his individual and fiduciary capacities.

         (b) Residence or Business Address: Mr. W. Fifield Whitman III's business address is Credit Suisse Asset Management, 22/F Three Exchange Square, Central, Hong Kong.

         (c) Mr. W. Fifield Whitman III is a financial executive with Credit Suisse Asset Management in Hong Kong.

         (d) During the past five years, Mr. W. Fifield Whitman III has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. W. Fifield Whitman III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship: U.S.A.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 25, 2000, Mr. W. Fifield Whitman III received a distribution of 218,625 Shares from a trust established for his benefit in 1978. Also on such date, a trust created in 1990 for Mr. W. Fifield Whitman III's benefit was liquidated, causing 300,000 Shares to be distributed to him.

Item 4.  PURPOSE OF THE TRANSACTION.

         The trusts described in Item 3 above were created for donative and estate planning purposes. All Shares are held for investment purposes only, in accordance with the terms of the governing instruments and not for the purpose of effecting any change in the management and control of the Company. Mr. W. Fifield Whitman III has no present plans or proposals which relate to, or would result in any of the actions referred to in clauses (a) through (j) of item 4 of
Schedule 13D.

Item 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) Mr. W. Fifield Whitman III beneficially owns 541,575 Shares, or approximately 5.33% of the outstanding Shares of the Company.

         (b) Mr. W. Fifield Whitman III has sole disposition and voting power with respect to the 541,575 Shares described in (a) above.

         (c) The only transactions involving the Shares of the Company by Mr. W. Fifield Whitman III during the past 60 days were the distribution of 218,625 Shares to himself from the 1978 trust and the distribution of 300,000 Shares to himself due to the liquidation of the 1990 trust, described in Item 3 above.

         (d) and (e) : Not applicable.

Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 2000

                                       By:  /S/ W. FIFIELD WHITMAN III
                                       -----------------------------------------
                                          W. Fifield Whitman III